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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-8430

                          MCDERMOTT INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                               1450 POYDRAS STREET
                          NEW ORLEANS, LOUISIANA 70161
                                 (504) 587-5400
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             SERIES D PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
           (REGISTERED PURSUANT TO FORM 8-A FILED DECEMBER 15, 1995)
            (Title of each class of securities covered by this Form)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

                       RIGHTS TO PURCHASE PREFERRED STOCK
            (REGISTERED PURSUANT TO FORM 8-A FILED OCTOBER 17, 2001)
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


       Rule 12g-4(a)(1)(i)    [ ]         Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(ii)   [ ]
       Rule 12g-4(a)(2)(ii)   [ ]         Rule 15d-6             [ ]
       Rule 12h-3(b)(1)(i)    [x]

         Approximate number of holders of record as of the certification or notice date: none

         Pursuant to the requirements of the Securities Exchange Act of 1934, McDermott International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 31, 2001                     By:   /s/ BRUCE F. LONGAKER
                                               ---------------------------------
                                               Bruce F. Longaker
                                               Executive Vice President and
                                               Chief Financial Officer